UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 69014

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 AND ENDING 12/31/2018
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Joseph Stone Capital LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Old Country Road, Suite 610
(No. and Street)

Mineola New York 11501
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jon Nixon 516 490 8400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weintraub & Associates, LLP.
(Name – *if individual, state last, first, middle name*)

200 Mamaroneck Ave, Suite 502, White Plains, NY 10601
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

OATH OR AFFIRMATION

I, __Damian Maggio__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Joseph Stone Capital LLC__ , as of __December 31__ , 20 __18__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____



_____
Signature

_____
CEO
Title

_____
Notary Public

JOCELYN MONTAG
Notary Public, State of New York
Registration #01MO6259308
Qualified In Suffolk County
Commission Expires April 9, 2020

This report ** contains (check all applicable boxes)

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

JOSEPH STONE CAPITAL, LLC.

STATEMENT OF FINANCIAL CONDITION

FOR THE YEAR ENDED DECEMBER 31, 2018

Weintraub & Associates, LLP
Certified Public Accountants

200 Mamaroneck Avenue
Suite 502
White Plains, New York 10601

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Joseph Stone Capital, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Joseph Stone Capital, LLC as of December 31, 2018, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Joseph Stone Capital, LLC as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Joseph Stone Capital, LLC's management. Our responsibility is to express an opinion on Joseph Stone Capital, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Joseph Stone Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Weintraub & Associates, LLP
Certified Public Accountants

Weintraub & Associates, LLP

We have served as Joseph Stone Capital, LLC's auditor since 2013.

White Plains, New York

February 28, 2019

Tel: (914) 761-4773 • Fax: (914) 761-2902
Website: www.weintraubcpa.com

JOSEPH STONE CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS

Assets		
Cash and Cash Equivalents	$	581,141
Receivables from Clearing Firm		264,382
Prepaid Expenses		146,107
Commission Advances		120,881
Clearing Deposit		100,000
Loan Receivables		60,925
Total Assets	$	1,273,436

LIABILITIES AND MEMBER'S CAPITAL

Liabilities		
Subordinated Loan Payable	$	150,000
Commissions Payable		285,824
Accounts Payable and Accrued Expenses		177,406
Total Liabilities		613,230
Member's Capital		660,206
Total Liabilities and Member's Capital	$	1,273,436

Note (1) - Nature of business:

Joseph Stone Capital. LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corp. ("SIPC"). The Company engages in retail sales conducted on a fully disclosed agency basis, including buying and selling of stocks, options and mutual funds. The Company clears its securities transactions on a fully disclosed basis with another broker-dealer.

Note (2) - Summary of significant accounting policies:

(A) Revenue recognition:

Commission revenue and related commission expense are recorded on a trade date basis. The Company recognizes revenue upon completion of private placement transactions

(B) Cash and cash equivalents:

For purposes of the Statement of Cash Flows, the Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents. As of December 31, 2018, the Company had no cash equivalents.

(C) Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could vary from those estimates.

(D) Income taxes:

The Company files income tax returns on the accrual basis as a partnership for federal and state income tax purposes. As such, the Company will not pay any income taxes, as any income or loss will be included in the income tax returns of the individual members. Accordingly, no provision is made for income taxes in the financial statements.

At December 31, 2018, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. Federal and state income tax audits for all periods subsequent to and including 2015.

Note (2) - Summary of significant accounting policies (Continued):

(E) Concentration of Credit Risk:

The Company executes, as agent, securities transactions on behalf of its customers. If either the customer or a counter-party fail to perform, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction. The Company as a non-clearing broker does not, handle any customer funds or securities. The responsibility for processing customer activity rests with the Company's clearing firm.

The Company maintains its cash in accounts that, at times, may exceed Federal insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

(F) New Accounting Pronouncements:

The Financial Accounting Standards Board (FASB) has issued a comprehensive new revenue recognition standard that supersedes most existing revenue recognition guidance under GAAP (FASB Accounting Standards Codification 606.) The Company adopted this standard effective January 1, 2018.

The standard's core principle is that an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 prescribes a five step process to accomplish this core principle, including:

- Identification of the contract with the customer;
- Identification of the performance obligation(s) under the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the identified performance obligation; and
- Recognition of revenue as (or when) an entity satisfies the identified performance obligation(s).

The Company recognizes revenue upon completion of private placement transactions as this satisfies the only performance obligation identified in accordance with this standard.

Application of the standard in 2018 had no effect on reported financial position, results of operations or related disclosures.

In February 2016, the FASB issued a new accounting pronouncement regarding lease accounting for reporting periods beginning after December 15, 2019. A lessee will be required to recognize on the balance sheet the assets and liabilities for leases with lease terms of more than 12 months. Management is currently evaluating the effect this pronouncement will have on the financial statements and related disclosures.

Note (3) - Related Party:

The Company has a lease with an affiliate to occupy space at $600 a month. Rent expense for the year ended December 31, 2018 was $7,200. In addition, the Company has a loan receivable from the same affiliate in the amount of $ 37,480 at December 31, 2018.

Note (4) - Net capital requirement:

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1. The Rule requires that the Company maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2018, the Company had net capital of $482,293 which exceeded its requirement of $30,882 by $451,411. The Company had a ratio of aggregate indebtedness to net capital of .9605 to 1 at December 31, 2018. The Company had a debt to debt-equity ratio of 18.51 to 1 at December 31, 2018.

Note (5) – Commitments and contingencies:

During November 2018, the Company entered into a 21.5-month Sub-Sublease ("Sublease") Agreement for an additional office space in New York City for the period December 15, 2018 to September 28, 2020. Annual rent obligation in accordance with the Sublease agreement are as follow:

2018	$ 60,000
2019	260,000
2020	84,867
Total	$ 404,867

The Company recognize a straight-line monthly rent expense of $18,831 in relations to the Sublease.

In addition, the Company is involved in various arbitrations arising in the normal course of business. In the opinion of management, the disposition of all such matters should not have a material adverse effect on the Company.

Note (6) – Subordinated loan payable:

The Company entered into a Subordinated Loan ("Sub Loan") agreement on March 7, 2017 in amount of $180,000 with interest rate 8.0% per annum and will be matured on February 13, 2023.

Note (6) – Subordinated loan payable (Continued):

During April 2018, the lender forgave principal of $30,000 and accrued interest of $14,400 in accordance of the Sub Loan agreement.

As of December 31, 2018, the Company accrued interest payable of $9,000 in relations to the Sub Loan.

Note (7) – Subsequent events evaluation:

Management has evaluated subsequent events through February 28, 2019 the date the financial statements were available to be issued.